SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 45,545[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 45,545[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 525,460 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 45,545 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 45,545[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 45,545[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 525,460 shares owned of record by SACC Partners LP.

2

Riley Investment Management LLC has shared voting and dispositive power over 45,545 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

3

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 5 of 7 Pages

Item 4.

Purpose of the Transaction

Item 4 as previously filed is hereby amended to add the following:

On November 20, 2006, the acquisition proposal to acquire the shares not already owned by the filing persons and Zeff for $5.50 expired and was not extended.  Riley Investment Management LLC and Zeff Capital Partners L.P. issued a press release announcing the termination of the acquisition proposal.  A copy of this press release is attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5 as previously filed is hereby amended to add the following:

 (c)

There have been no additional purchases or sales of the Issuer’s Common Stock since the Reporting Persons most recent Schedule 13D filing dated November 6, 2006.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 as previously filed is hereby amended to add the following:

As noted in item 4 above, the filing persons and Zeff have withdrawn their acquisition proposal with respect to the Issuer.  Accordingly, any informal understanding among the filing persons and Zeff to consult with respect to such matters or otherwise has been terminated.

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Press Release Announcing Termination of the Acquisition Proposal

CUSIP No. 641144308	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2006

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 641144308	13D	Page 7 of 7 Pages

EXHIBIT A

RILEY INVESTMENT MANAGEMENT, L.L.C.,

ZEFF CAPITAL PARTNERS, L.P.

FOR IMMEDIATE RELEASE

Los Angeles, Calif.—(BUSINESS WIRE)—November 21, 2006 – Riley Investment Management and Zeff Capital Partners’ second offer to acquire NetManage, Inc. expired on November 20, 2006.

Riley Investment Management and Zeff Capital Partners are disappointed that NetManage did not accept our offer.  In light of NetManage’s challenging operational condition, we believe our offer to acquire the outstanding shares of NetManage, not already owned by us for $5.50 per share, was an excellent opportunity for shareholders to realize a premium for their shares at a fair price.  We have come to the conclusion that the existing Board of Directors is not interested in selling NetManage even at a favorable price.  We have therefore decided not to extend our offer.

Riley Investment Management and Zeff Capital Partners have also decided not to continue any joint activities with respect to NetManage, now that their second proposal has been rejected.  Each of Riley Investment Management and Zeff Capital Partners reserves the right to independently consider and exercise all other options available to protect its investment in NetManage.